Filed by Slam Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lynk Global Holdings, Inc.

Explanatory Note: The following article was published in LightReading on February 6, 2024 and can be accessed by visiting https://www.lightreading.com/satellite/lynk-reveals-its-direct-to-cell-financial-projections

Lynk reveals its direct-to-cell financial projections

Lynk Global inked a new deal with a company backed by former Yankees infielder Alex Rodriguez. By 2025, it’s hoping for ‘$175 million in annualized monthly revenue at $164 million cumulative capex spend.’

By Mike Dano

Alex Rodriguez played with the New York Yankees. (SOURCE: H. SALINGER / ALAMY STOCK PHOTO)

Lynk Global said it inked a final agreement with Slam Corp., a special purpose acquisition company (SPAC) fronted by former Yankees slugger Alex Rodriguez, in a deal that positions Lynk to go public on the Nasdaq. Lynk also disclosed its financial situation and aspirations through 2025 as part of the deal.

Lynk’s financial figures are important, considering there’s an ongoing debate about the overall value of the satellite-to-cell industry. They’re also interesting because Lynk’s rival AST SpaceMobile, in 2020, offered its financial projections as part of its IPO efforts. But AST SpaceMobile’s aspirations proved too ambitious; the company in 2020 hoped to sign up 9 million customers – each paying around $1 per month – to its service by the end of 2023. Now, at the beginning of 2024, AST SpaceMobile hasn’t yet begun offering commercial services.

Regardless, Lynk’s new investors remain optimistic. “Lynk seeks to connect the world by extending cell coverage everywhere. We are thrilled to announce this business combination agreement,” said Rodriguez, the CEO of Slam, in a release. Rodriguez, nicknamed “A-Rod,” played 22 seasons of Major League Baseball, including more than a decade as a third baseman and shortstop with the New York Yankees.

But Lynk’s new deal with Slam is just the start of the company’s financial efforts. As noted by SpaceNews, it’s still unclear how much money Lynk will get through Slam, as the SPAC’s investors can still bow out of the deal before it closes. Slam commanded around $575 million in 2021 but now has less than $99 million.

Moreover, Lynk is also pursuing other fundraising efforts in parallel with its Slam merger and initial public offering (IPO), including a Series B round of funding. “Lynk is pursuing a number of avenues,” Lynk VP of Government Affairs Tony DeTora told the publication.

The details

In its lengthy investor presentation, Lynk said its deal with Slam values the company at around $800 million. Lynk also disclosed its expenses: each satellite cost around $400,000 to build and up to $815,000 to launch into space. The company hopes to have up to 74 satellites in orbit by 2025, up from three today.

Lynk hasn’t generated any revenues yet but hopes to change that starting in 2025 with $10 million in revenues in the second quarter of 2025, $21 million in the third quarter of 2025 and $41 million in the fourth quarter of 2025.

Those revenues assume the company scores enough funding to steadily build and launch satellites over the next few years. And that it will have 20 mobile network operator customers in operation by the end of 2024 and 32 by the end of 2025. The company currently touts contracts with 35 mobile network operators around the world – but none yet in the US.

By the fourth quarter of 2025, Lynk said its satellite constellation “is projected to generate $175 million in annualized monthly revenue at $164 million cumulative capex spend,” the company said in its presentation.

What’s in it for mobile network operators

Lynk also offered insight into how it hopes to work with its mobile network operator customers. It said it will support either revenue-sharing models or usage-based models. Its customers can offer satellite-to-phone messaging services via daily, weekly or per-message pricing packages or bundle the service into their existing plans.

Lynk added that – with its three existing satellites – it can only offer a “controlled trial.” It will need 25-50 satellites before it can start offering messaging services every 30 minutes (due to the orbit of its satellites). For “seamless” messaging, the company will need 74-186 satellites. With 250-920 satellites, Lynk said it can offer voice and broadband services.

Lynk is one of three companies offering mobile network operators the chance to use their existing spectrum holdings to connect smartphone customers directly to satellites. SpaceX and AST SpaceMobile are promising similar satellite constellations and technologies. Other companies – from Iridium to MidWave Wireless – are promising similar services using their own spectrum holdings.

In the US, AT&T has already signaled its intention to work with AST SpaceMobile, including via its recent investment into the company. T-Mobile is working with SpaceX, and has already tested its service over the company’s new satellites. Verizon hasn’t yet articulated a direct-to-cell plan, but most expect the company to work with Amazon and its Project Kuiper satellite effort.

Thus, Lynk appears to be chasing business in the US with smaller wireless network operators. The company’s DeTora recently scheduled a webinar through the Rural Wireless Association (RWA) to provide “an overview of Supplemental Coverage from Space (SCS) and how it will impact rural carriers, avenues for engagement between rural carriers and SCS providers, and regulatory approaches.” RWA represents the nation’s small wireless network operators.

About Lynk Global, Inc.

Lynk Global, Inc. (“Lynk”) is a patented, proven, and commercially-licensed satellite-direct-to-standard-mobile-phone system. Today, Lynk allows commercial subscribers to send and receive text messages to and from space, via standard unmodified mobile devices. Lynk’s service has been tested and proven in over 25 countries and is currently being deployed commercially, based on 36 mobile network operators commercial service contracts covering approximately 50 countries. Lynk is currently providing cell broadcast (emergency) alerts, and two-way SMS messaging, and intends to launch voice and mobile broadband services in the future. By partnering with Lynk via a simple roaming agreement, a mobile network operator opens the door to new revenue in untapped markets, gives subscribers peace of mind with ubiquitous connectivity, and provides a potential pathway to economic prosperity for billions. For more information, visit www.lynk.world.

About Slam Corp.

Slam Corp. (Nasdaq: SLAM) (“Slam”) is a special purpose acquisition company established by baseball legend, investor and Chairman and Chief Executive Officer of A-Rod Corp., Alex Rodriguez, and Founder, Managing Partner and Chief Investment Officer of Antara Capital LP, Himanshu Gulati. Slam intends to pursue investment opportunities with companies that have large and growing addressable markets, significant revenue growth, defensible business models and superior market share.

Additional Information about the Transaction and Where to Find It

This communication relates to the business combination involving Lynk, Slam, Lynk Global Holdings, Inc., a Delaware corporation (“Topco”), Lynk Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Topco (“Merger Sub 1”) and Lynk Merger Sub 2, LLC., a Delaware limited liability and wholly owned subsidiary of Topco (“Merger Sub 2”) (the “Business Combination”). In connection with the Business Combination, Slam and Topco intend to file with the Securities Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Slam and a preliminary prospectus of Topco relating to the shares of common stock of Topco, par value $0.00001 per share, to be issued in connection with the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Slam or Topco have filed or will file with the SEC or send to its shareholders in connection with the Business Combination. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SLAM’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY SLAM OR TOPCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Slam as of a record date to be established for voting on the Business Combination. Additionally, Slam and Topco will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by Slam or Topco may be obtained, when available, free of charge from Slam at http://www.slamcorp.com. Slam’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Slam Corp., 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Business Combination will be implemented solely pursuant to the Business Combination Agreement, filed as an exhibit to the Current Report on Form 8-K filed by Slam with the SEC on February 5, 2024, which contains the full terms and conditions of the Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the Business Combination. Slam, Lynk, Topco, Merger Sub 1, Merger Sub 2 and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Slam’s shareholders in connection with the Business Combination. Slam’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the Business Combination of Slam’s directors and officers in Slam’s filings with the SEC, including Slam’s initial public offering prospectus, which was filed with the SEC on February 24, 2021, Slam’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Slam’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Cautionary Statement Regarding Forward Looking Statements

Certain statements made in this communication, and oral statements made from time to time by representatives of Slam, Topco and Lynk are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “potential,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the Business Combination and related transactions, including the anticipated financing, pricing and market opportunity, the satisfaction of closing conditions to the Business Combination and related transactions, the level of redemptions by Slam’s public shareholders and the timing of the completion of the Business Combination, including the anticipated closing date of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Slam’s, Topco’s and Lynk’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, among others, the following: (1) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; (2) satisfaction or waiver (if applicable) of the conditions to the Business Combination, including with respect to the approval of the shareholders of Slam; (3) the ability to maintain the listing of the combined company’s securities on Nasdaq; (4) the risk that the Business Combination disrupts current plans and operations of Slam or Lynk as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) uncertainty of the costs related to the Business Combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (8) the possibility that Slam and Lynk may be adversely affected by other economic, business, and/or competitive factors; (9) the outcome of any legal proceedings that may be instituted against Slam, Topco or Lynk or any of their respective directors or officers, following the announcement of the Business Combination; (10) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; (11) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict and the Israel-Hamas war; (12) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (13) risks related to the rollout of Lynk’s business strategy and the timing of expected business milestones; (14) the amount of redemption requests made by Slam’s public shareholders; (15) the ability of Slam to issue equity, if any, in connection with the Business Combination or to otherwise obtain financing in the future; (16) risks related to Lynk’s industry; (17) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; and (18) those factors discussed in Slam’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Slam, Topco or Lynk to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Slam’s or Lynk’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Slam nor Lynk presently know or that Slam and Lynk currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Slam’s, Topco’s and Lynk’s expectations, plans or forecasts of future events and views as of the date of this communication. Slam, Topco and Lynk anticipate that subsequent events and developments will cause Slam’s, Topco’s and Lynk’s assessments to change. However, while Slam, Topco and Lynk may elect to update these forward-looking statements at some point in the future, each of Slam, Topco and Lynk specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Slam’s, Topco’s and Lynk’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.